Exhibit 20

                                     Corporate News    Public Affairs
                                                       Ford Motor Company
                                                       The American Road
                                                       Room 904
                                                       Dearborn, MI 49121

                                                       Telephone:(313)322-9600
                                                       Fax:(313)845-0570

DO NOT RELEASE BEFORE 9:30 A.M. (EDT) ON APRIL 21, 1994


Contact:     Judith Muhlberg or    Ian Slater
             Terry Bresnihan or    Sarah Perris
             Ray Day               (London)
             (Dearborn)            (44) 71-290-3003
             (1) 313-322-9600


              FORD TO REALIGN WORLDWIDE AUTOMOTIVE PROCESSES
                     AND ORGANIZATION TO MANAGE THEM


          DEARBORN, Mich., April 21 -- Ford Motor Company will realign its worldwide automotive business over the next few years to optimize its resources and prepare for future growth, Alex
Trotman, chairman and chief executive officer, announced today.

          He said that the company will move to a single set of worldwide processes and systems in its product development, manufacturing, supply and sales activities.

          The company will set up five Vehicle Program Centers (VPCs), one in Europe split between the Ford Research and Engineering
Centers in Dunton (U.K.) and Merkenich (Germany) for small front wheel drive (FWD) cars, and four in the Ford Research and Engineering Center in Dearborn (U.S.) for large FWD cars, rear wheel drive (RWD) cars, personal use trucks and commercial trucks. Each VPC will have worldwide responsibility for the design, development and engineering of the vehicles assigned to it.

          "This is a worldwide business that requires the broadest thinking and execution," said Trotman. "We can best serve the individual customer in all the markets where we compete if we can provide the greatest amount of value, quality and choice. By integrating all our automotive processes and eliminating duplication of effort, we will use our creative and technical resources most effectively in our pursuit of total customer satisfaction.

          "This new way of doing business will provide customers with a broader array of vehicles in most markets, assure full competitiveness in quality and value against the best in the world, and -- through simplification of engineering, supply, technical and other processes -- will substantially reduce the cost of operating the automotive business."

          Trotman said that the company will create Ford Automotive Operations (FAO), effectively merging the company's European Automotive Operations, North American Automotive Operations and Automotive Components Group into a single operating unit. This will be effective on Jan. 1, 1995, although there will be a continuing integration over the next few years. Many activities of central staffs also will be integrated into FAO.

          Trotman said the company's Asia-Pacific and Latin American Operations would remain separate for the time being and would report to Wayne Booker, who continues as executive vice president, International Automotive Operations. Jaguar and
Aston-Martin would remain corporate entities, although their activities would be coordinated through FAO and the RWD Car VPC.

          "One of our key objectives is to increase Ford's presence in the growth markets of the Asia-Pacific region," Trotman said.
"And the integrated product development approach we are taking should give us the competitive products necessary for further expansion in Asia."

          Ford's announcement continues an evolution from regional to worldwide processes that is increasingly based on the use of high-technology, data and communications systems. These helped the success of the transatlantic development process that recently produced the mid-sized Ford Mondeo, Ford Contour and Mercury Mystique cars. Ford plans to sell up to 800,000 of these vehicles annually in a total of 59 markets in the world.

          Trotman said Ford's recent improvement in profitability is largely based on improving economic conditions in North America as well as continuing strength in Asia and Latin America. But, he said, there is need to continue to accelerate the company's efforts to become even more competitive in good economic times and bad.

          "We've decided that the best time to prepare ourselves for the increasingly competitive markets of the next 20 years is when the company is doing quite well. We'll do that by broadly changing the processes by which we run our automotive business.
This also will require us to adjust our organization, although that is the result of what we are doing, not the driver.

          "The early result will be some adjustment in product development and a few other organizations. The long-term results will assure our ability to design, engineer, build and sell cars and trucks that customers all over the world will consider second to none," Trotman said.

          "As we make these changes to help us serve our customers better, we also will realize significant savings in the way we carry out our product development, purchasing and supply, and other activities," Trotman continued. "It's hard to measure the exact potential, but we believe at this point it will be $2-$3 billion per year by the end of the decade.

          "That assures a better return for stockholders, a more certain future for Ford employees and a broader array of high-quality vehicles in more parts of the world for our customers.

          "We're not kidding ourselves by thinking this will be a walk in the park. Some people will find themselves in new jobs;
others will be assigned different work in their old jobs. But 90 to 95 percent of all the Ford employees around the world will hardly notice the difference in their daily work.

          "We've put 27 senior people on the transition team that will launch this new effort over the next eight months. We've begun a comprehensive communications program for all our employees, especially the 1,700 middle and senior managers who lead the organization. I have committed considerable time over the next year to meet with employees to solicit their input, discuss their concerns, answer their questions and help develop a new sense of confidence and excitement throughout the Ford organization.

          "The transition will be a challenge. But I know this Ford team. When they get charged up, they'll walk through walls to get the job done."

          Trotman said the lead effort is focused on product development activities. Product development in Europe and North America will become fully integrated with the five Vehicle Program Centers, which will be given specific worldwide responsibilities and will report to one product development executive.

          Supporting the changes in the product development process, Ford's manufacturing, supply, and marketing and sales operations each will become integrated worldwide. An automotive strategy office will coordinate all strategic planning.

          "The process changes are possible today in part because of our efforts over the past few years to establish the Worldwide
Engineering Release System, Purchasing Release System, Ford
Corporate Design process and other common systems," Trotman said.

          Ford Automotive Operations will have responsibility for all aspects of the company's automotive business in North America and Europe.

           Ed Hagenlocker is named president - Ford Automotive
Operations, reporting to Trotman.

          Trotman announced the appointments of three executives who would be responsible for the major functions of FAO and who would report to Hagenlocker.

           They are:

           -    Jac Nasser, group vice president - Product Development
           -    Bob Rewey, group vice president - Marketing and Sales
           -    Bob Transou, group vice president - Manufacturing

          These and other executives will serve on an FAO executive committee that will direct overall automotive strategies.

          "This group will establish general policy and worldwide strategy, but all other decision-making will be pushed deep into the operations. Our current committee structure will be reduced to simplify and speed up decision-making," Trotman said. "We're going to combine the resources and efficiencies of a huge, successful company with the speed and responsiveness of small companies. And the beneficiaries will be our customers."

          The team of 27 senior executives will supervise the eight-month transition, as well as continue to run the company's day-by-day business.

           Albert Caspers, who has been elected chairman of Ford of Europe, succeeding Jac Nasser, will lead the company's European operations during the transition and will report to Wayne Booker. After Jan. 1, 1995, Caspers will be the senior Ford executive in Europe and report to Hagenlocker. He continues as chairman, Ford Werke AG.

          "We are not simply changing lines on an organization chart," Trotman emphasized. "This is entirely about the processes that we use as we go about our business around the world. As we simplify those processes, there clearly will be a need for fewer salaried people at today's business levels. I am hopeful that much of the reduction can be achieved by normal attrition and retirements."

          Trotman and other senior executives already have held meetings with the company's 340 most senior managers, and 1,350 middle managers also have been briefed in a televised presentation. Trotman will meet in the next two weeks with all senior and middle management in Europe and North America.

          Ford has been an international company since a few weeks after its formation in 1903, when Henry Ford sold a Model A to a customer in Canada. Within 10 years, his company was selling cars throughout Europe, South America and Asia. Today, Ford has plants or other facilities in 30 countries, sells vehicles in more than 200 markets and employs more than 320,000 people around the world.

                                               ###

4/21/94